UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                                RAMP CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   ----------
                                    75156P108
                                 (CUSIP Number)


                                December 1, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /___/     Rule  13d-1(b)
      /_X_/     Rule  13d-1(c)
      /___/     Rule  13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75156P108

--------------------------------------------------------------------------------
1)    Names of Reporting Persons.

                  Lakeview Properties Ltd.

      I.R.S. Identification  Nos. of Above Persons (entities only)

                  N/A
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization      Anguilla

--------------------------------------------------------------------------------
      Number  of  Shares     5)     Sole  Voting Power           901,761
      Beneficially           ---------------------------------------------------
      Owned  by  Each        6)     Shared  Voting  Power
      Reporting              ---------------------------------------------------
      Person  With           7)     Sole  Dispositive  Power     901,761
                             ---------------------------------------------------
                             8)     Shared  Dispositive  Power
--------------------------------------------------------------------------------
      9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  901,761

--------------------------------------------------------------------------------
10)     Check if the Aggregate Amount in  Row (9) Excludes
        Certain Shares (See Instructions)                                    [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Item 9
                  7.2%

--------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)
                  CO

--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER                      RAMP CORPORATION

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
                  33 Maiden Lane
                  New York, NY 10038

ITEM 2.

(A)   NAME OF PERSONS FILING              Lakeview Properties Ltd.


(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
                   21 Leigh Street
                   London, UK WC1H 9QX

(C)   CITIZENSHIP                         Anguilla


(D)   TITLE OF CLASS OF SECURITIES        Common Stock, $0.001 par value


(E)   CUSIP NUMBER                        75156P108


ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___   An   investment    adviser   in   accordance   with   240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM  4.    OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 901,761 Shares


      (b)   Percent of class: 7.2%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 901,761

      (ii)  Shared power to vote or to direct the vote:

      (iii) Sole power to dispose or to direct the disposition of: 901,761

      (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP


ITEM 10.    CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: March 3, 2005


                                   By:  /s/
                                        ----------------------------
                                        Name:  Michal Crystal
                                        Title: Representative